Exhibit 99.1

December 13, 2019

To the Shareholders and Board of Directors

NuZee, Inc

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of the Form 12b-25 to be filed by NuZee, Inc. (the “Company”) on or about December 16, 2019, which contains a notification of the Company’s inability to file its Form 10-K by December 16, 2019. We have read the Company’s statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the Company’s consolidated financial statements as of and for the year ended September 30, 2019 and the effectiveness of the Company’s internal controls over financial reporting as of September 30, 2019 to be included in its Form 10-K.

MaloneBailey, LLP

www.malonebailey.com

Houston, Texas